

March 19, 2013

<u>Via E-mail</u>
Ms. Yanli Liu
3SBio Inc.
No. 3 A1, Road 10, Shenyang
Economy & Technology Development Zone
Shenyang 110027, People's Republic of China

Dr. Jing Lou
3SBio Inc.
No. 3 A1, Road 10, Shenyang
Economy & Technology Development Zone
Shenyang 110027, People's Republic of China

Ms. Cindy Chan
CPEChina Fund, L.P.
c/o CITIC PE Advisors (Hong Kong) Limited
Suite 606, 6/F.
One Pacific Place
88 Queensway, Hong Kong

> **Re: 3SBio Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed on March 15, 2013**
> **File No. 005-82724**

Ladies and Gentlemen:

We have reviewed your amended filing and have the following comments.

<u>Background of the Merger, page 28</u>

1.   We note your response to prior comment 5. Please file the preliminary projections relating to 2012 at this time.

<u>Reasons for the Merger and Recommendation of the Independent Committee…, page 37</u>

2.   We note your response to prior comment 8 and continue to question how the last two bullet points on page 39 and the first bullet point on page 40 are consistent with the second bullet point on page 40. Please describe in greater detail how the board of

directors could have determined that the transaction is fair because they could consider alternative transactions, when there appears to be no realistic possibility of an alternative transaction. We have similar concerns with the last two bullet points on page 46. Please revise your disclosure or advise.

<u>Annex D: Directors and Executive Officers of Each Filing Person, page D-1</u>

3. As requested, please provide the full employment history during the past five years for Ms. Ching-Nar Cindy Chan, including the nature of her business activities between July 2009 and July 2010 and her activities from July 2008 to July 2009.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Ling Huang, Esq.
        Cleary Gottlieb Steen & Hamilton LLP

        Peter X. Huang, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP

        Gregory D. Puff, Esq.
        Akin Gump Strauss Hauer & Feld LLP